UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of report (Date of earliest event reported): April 20, 2015

ENERGY TRANSFER PARTNERS, L.P.
(Exact Name of Registrant as Specified in Charter)

Delaware	1-11727	73-1493906
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)
3738 Oak Lawn Avenue
Dallas, Texas 75219
(Address of principal executive office) (Zip Code)
(214) 981-0700
(Registrant’s telephone number, including area code)
Not Applicable
(Former Name or Former Address, if Changed Since Last Report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.
As previously reported by Energy Transfer Partners, L.P. (“ETP”) on its Current Reports on Form 8-K filed with the Securities and Exchange Commission on January 26, 2015 and February 19, 2015, ETP, together with Energy Transfer Partners GP, L.P. (“ETP GP”), entered into an Agreement and Plan of Merger, dated as of January 25, 2015, as amended by Amendment No. 1 thereto, dated as of February 18, 2015 (as amended, the “Merger Agreement”), with Regency Energy Partners LP (“Regency”), Regency GP LP, the general partner of Regency (“Regency GP”), Rendezvous I LLC, a wholly owned subsidiary of ETP (“Rendezvous I”), Rendezvous II LLC, a wholly owned subsidiary of ETP, ETE GP Acquirer LLC and, solely for purposes of certain provisions therein, Energy Transfer Equity, L.P. (“ETE”). Upon the terms and subject to the conditions set forth in the Merger Agreement, among other things, Regency will merge with Rendezvous I, with Regency continuing as the surviving entity (the “Merger”).
In connection with the closing of the Merger, ETP GP will execute Amendment No. 10 (the “Partnership Agreement Amendment”) to the Second Amended and Restated Agreement of Limited Partnership of ETP (the “Partnership Agreement”). The Partnership Agreement Amendment will provide for a reduction of (i) $20 million in quarterly distributions in respect of the incentive distribution rights in ETP for four consecutive quarters commencing with the quarter ended March 31, 2016 and (ii) $15 million in quarterly distributions in respect of such rights for 16 consecutive quarters thereafter (collectively, the “IDR Reduction”). The Partnership Agreement Amendment will also provide that ETP GP may adjust the amount and timing of the IDR Reduction if the adjustment is approved by the holder of the incentive distribution rights and by Special Approval (as defined in the Partnership Agreement) and ETP GP deems the adjustment to be necessary or advisable in connection with a proposed transaction approved by Special Approval.
In addition, the Partnership Agreement Amendment will provide for the creation and issuance of a new class of preferred units of ETP, which will be issued to the holders of Regency’s Series A Cumulative Convertible Preferred Units in accordance with the Merger Agreement, and will supplement the definition of “Operating Surplus” in the Partnership Agreement to include, beginning in the quarter in which the Merger is consummated (or the quarter immediately preceding the consummation of the Merger, if the Merger is consummated prior to the date of determination of Available Cash (as defined in the Partnership Agreement) with respect to such quarter) an additional amount equal to Regency’s operating surplus immediately prior to the effective time of the Merger less the cumulative distribution of available cash to Regency GP and the Regency limited partners from the operating surplus of Regency and its subsidiaries immediately prior to the closing of the Merger.
The above description of the Partnership Agreement Amendment does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the form of Partnership Agreement Amendment, which is attached hereto as Exhibit 3.1, and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.
(d)	Exhibits
Exhibit No.	Description

3.1	Form of Amendment No. 10 to the Second Amended and Restated Agreement of Limited Partnership of Energy Transfer Partners, L.P., as amended.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ENERGY TRANSFER PARTNERS, L.P.

	By:	Energy Transfer Partners GP, L.P., its general partner
	By:	Energy Transfer Partners, L.L.C., its general partner

Date: April 20, 2015	By:	/s/ Thomas P. Mason
Name: Thomas P. Mason Title: Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

3.1	Form of Amendment No. 10 to the Second Amended and Restated Agreement of Limited Partnership of Energy Transfer Partners, L.P., as amended.